AEM SPA

05011296

**FILE NO. 82-4911**

N.
(da citare nella risposta)

AFG/SLS/SES/390/2005/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

*BY COURIER*

September 9, 2005

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
SEP 2 1 2005
THOMSON FINANCIAL

Very truly yours,

Maria Angela Nardone
Company Secretary

SEC MAIL PROCESSING
RECEIVED
SEP 14 2005
WASH. D.C.
209
SECTION

Encl.

dw 9/20

1.5968117 - 3.2004

FILE NO. 82-4911

AEM SPA

# PRESS RELEASE

## UMBERTO QUADRINO RESIGNATION

**Milan, 9th September 2005** – Umberto Quadrino, Director and "independent" Member of the Internal Control Committee of AEM, has represented today his resignation from the Company. Therefore the Board will replace the Director in accordance with the law and the Company By-laws.

**For further information:**
Investor Relations
Tel. 027720.3879
ir@aem.it
www.aem.it